Exhibit 4.27

Robert Azzara Vice President of Human Resources BeyondSpring Pharmaceuticals, Inc. 28 Liberty Street, 39th Floor New York, NY 10005

September 17, 2021

Re: Offer Letter

Yingjuan Lu

833 Warrick St

West Lafayette, IN 47906

Dear Yingjuan(June),

BeyondSpring Pharmaceuticals, Inc. (“BeyondSpring” or the “Company”) is pleased to offer you a position at BeyondSpring. Please find below an overview of the terms and conditions of your anticipated employment with us:

Employer of Record. BeyondSpring partners with TriNet, a professional employer organization. TriNet handles certain administrative functions related to payroll, tax, benefits and worker’s compensation. TriNet will be the employer of record and will be listed as your employer on your paystubs and W2s. Your paychecks will be issued by TriNet. TriNet’s main office is located at One Park Place, Suite 600, Dublin CA 94568 and its main office phone number is (510) 352-5000.

Position and Location. You will be employed in the position of Senior Director, Pre-Clinical for BeyondSpring. This is a full-time exempt position. You will report to G. Kenneth Lloyd, Chief Scientific Officer of BeyondSpring with a dotted line reporting to BeyondSpring’s CEO, Lan Huang. Your work location of record will be BeyondSpring headquarters which located in New York. BeyondSpring’s main office number is (646) 305-6387.

Compensation. Your semi-month base salary will be $9,375, which equates to $225,000 annualized. The pay period is the 1st through the 15th, and the 16th through the last day of the month. Your regular pay date is the 15th and the last day of the month. You are also eligible for an annual bonus of up to 25% of your salary during the calendar year at the discretion of the CEO of BeyondSpring provided that you reach certain milestones to be determined by BeyondSpring in consultation with you, as well as the Company’s performance towards operating and financial goals. The terms, conditions, and metrics for any bonus compensation may be further established in writing by BeyondSpring. Any bonus, if earned, will be paid within forty- five (45) days following the end of the calendar year. You must be employed on the date of payment to be eligible to receive the bonus subject to applicable state and local law.

BeyondSpring Pharmaceuticals, Inc. | 28 Liberty, 39th Floor | New York, NY 10005 Main Tel: (646) 305-6387

www.beyondspringpharma.com

In addition, we will recommend that BeyondSpring Inc. (the “Parent”) grant to you a stock option to purchase 10,000 shares of the common stock of Parent, subject to and conditioned upon your commencement of employment with the Company, and effective on your start date.  The stock option will vest over 4 years at the rate of 25% per year on the first through fourth anniversary of your start date and will have an exercise price equal to the closing price of the Parent’s common stock on the last trading day immediately prior to your start date.  The stock option shall otherwise be granted on the terms, and subject to the conditions, of the BeyondSpring Inc. 2017 Omnibus Incentive Plan (the “Plan”) and form of stock option agreement provided by the Company and singed by you (together with the Plan, the “Stock Option Agreement”), it being understood that such grant shall be conditioned upon your execution of the Stock Option Agreement.  The Stock Option Agreement controls as to all matters concerning the stock option grant and supersedes anything else that may have been communicated to you before, including in this letter. During your employment with BeyondSpring, the Company and its affiliates may, but shall have no obligation to, grant additional equity compensation awards to you under the Plan.

Benefits. You will be eligible to participate in each of the group benefit programs provided by TriNet to BeyondSpring employees generally, as may be in effect or amended from time to time. Currently, this includes healthcare coverage, for which BeyondSpring currently provides a monthly contribution to TriNet of up to approximately 90% of the applicable premium (capped at a certain amount based on the plan chosen) and approximately 75% for dental and vision premiums (also capped based on plan chosen). In addition, we currently offer a 401(K)-retirement plan on which the company will match your contributions up to 50% on the first 4% invested. You are eligible for prorated paid time off for 2021 to be accrued and utilized in accordance with the Company’s PTO policy. In addition, BeyondSpring provides for paid Federal holidays each calendar year and you may accrue up to five (5) days (or 40 hours) of paid sick leave annually.

Employment Relationship. Your employment with BeyondSpring will be “at will,” meaning that either you or BeyondSpring may terminate your employment at any time and for any reason. Although your job duties, title, compensation and benefits, as well as BeyondSpring’s policies and procedures, may change from time to time, the “at-will” nature of your employment may only be changed in an express agreement signed by you and the CEO of BeyondSpring. This offer letter does not represent an employment contract and is not a promise of employment for any specific period of time.

Additional Offer Terms and Conditions. Your offer of employment with BeyondSpring is contingent on: (1) a background check, which may include a reference check; (2) verification of your right to work in the US via an I-9 form and E-Verify; (3) a drug screen; and (4) your execution of the enclosed Non-Disclosure Agreement (to be signed and returned before your start date). Additionally, your employment will be subject to all company policies as communicated via its handbook or otherwise.

No Prior Restrictions. By accepting this offer, you confirm that you are able to accept this job and carry out the work involved without breaching any legal restrictions on your activities, such as restrictions imposed by a current or former employer. You also confirm that you will inform BeyondSpring about any such restrictions and provide BeyondSpring with as much information about them as possible, including copies of any agreements between you and your current or former employer describing such restrictions on your activities. You further confirm that you will not remove or take with you any documents or proprietary data or materials of any kind, electronic or otherwise, with you from your current or former employer to BeyondSpring without written authorization from your current or former employer, nor will you use or disclose any such confidential information during the course and scope of your employment with BeyondSpring. If you have any questions about the ownership of particular documents or other information, discuss such questions with your former employer before removing or copying the documents or information.

BeyondSpring Pharmaceuticals, Inc. | 28 Liberty, 39th Floor | New York, NY 10005 Main Tel: (646) 305-6387

www.beyondspringpharma.com

We are excited to offer you this position with BeyondSpring. If you accept this offer, your anticipated start date will be October 16, 2021. If acceptable, please sign and return the offer letter. Should you have any questions, please do not hesitate to contact us.

Sincerely yours, /s/ Robert Azzara Robert Azzara Vice President of Human Resources

I acknowledge receipt of this letter and I accept employment on the terms and conditions outlined above.

/s/ Yingjuan Lu	9/18/2021
Signature	Date

BeyondSpring Pharmaceuticals, Inc. | 28 Liberty, 39th Floor | New York, NY 10005 Main Tel: (646) 305-6387

www.beyondspringpharma.com